The E.W. Scripps Co. Furey Research Hidden Gems Nov. 20, 2014 Give light and the people will find their own way THE E.W. SCRIPPS COMPANY Filed by The E.W. Scripps Company Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, Subject Company: Journal Communications Commission File No.: 001-31805

Disclaimer Additional Information and Where to Find It The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps and Journal urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com. Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps and Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps and/or Journal in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward- looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Continued on next page … 2

Disclaimer, continued Continued from previous page … Neither Scripps nor Journal assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Scripps can be found in Scripps’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K. Participants in Solicitation Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder. 3

SCRIPPS

Our History: A Continuing Evolution

2008	2009	2010	2011	2012	2013	2014
Spun off Scripps Networks Interactive, creating what today is an $11 billion market cap company (HGTV, The Food Network etc.)	Financial collapse rocked economy. Reset expenses; froze pensions; closed unprofitable operations; began buying shares	Sold *Peanuts* for $175 million	Purchased four McGraw Hill TV stations for ~$190 million net	Consolidated digital operations	Acquired DecodeDC	Announced merger with Journal Communication' broadcast operations; spinning off newspapers Acquired 2 Granite stations Newsy Weathersphere

Segment profit went to 80/20 television

Investing in digital operations

5 Scripps-Journal Merger & Spinoff

 Headquarters: Cincinnati  Leadership: Rich Boehne remains as chairman, president and CEO  Television stations: 34; U.S. household reach: 18%*; radio stations: 34  Digital: Strong local media brands plus Newsy and DecodeDC  Headquarters: Milwaukee  Leadership: Tim Stautberg, president and CEO; Steve Smith, non-executive chairman**  Newspaper markets: 14  Digital: Strong local media brands for desktop, tablet, and smartphone The Deal at a Glance *Source: Company filings, November 2013 Nielsen survey, BIA 2014 Television Report (2nd edition) and SNL Kagan TV household 2012 subscriber data ** Current SVP of Scripps Newspaper Group and current chairman and CEO of Journal Communications, respectively. Strategic realignment results in highly focused, publicly traded broadcasting and newspaper companies 6  Opportunity to create value for both Scripps and Journal Communications shareholders  Shared cultures within each company, focused on growing local content and brands  Increased scale and operating leverage  Significant transaction synergies  Tax-efficient transaction Combined Benefits The E.W. Scripps Company Journal Media Group

Current FCC U.S. TV Household Cap of 39% 44% 39% 31% 24% 18.1% 17.8% 16% 13% 11% 10% 7% 6% 3% Tribune Sinclair Gannett Media General New SSP Hearst Nexstar Raycom Cox Meredith Gray Graham Holdings Quincy JRN 4% The New Peer Landscape  Fifth-largest independent TV station owner. 34 stations in 24 markets  Financially flexible with room to add stations under the FCC ownership cap  Household reach that offers more value to achieve more favorable retransmission arrangements  Diversified revenue, segment profit and network affiliation mix Note: Includes all announced and closed transactions. Source: Company filings, company websites for non-public companies, November 2013 Nielsen survey, BIA 2014 Television Report (2nd edition) and SNL Kagan TV household 2012 subscriber data FCC rules take into account adjustments for UHF/VHF, which are not included in the bar chart above Large television company with strong local brands SSP 14% 7

Journal Television Markets Journal Radio Markets E.W. Scripps TV markets Indianapolis, IN DMA 26 WRTV Baltimore, MD DMA 27 WMAR Cleveland, OH DMA 19 WEWS Cincinnati, OH DMA 35 WCPO West Palm Beach, FL DMA 38 WPTV Tampa, FL DMA 14 WFTS Kansas City, MO DMA 31 KSHB KMCI IND Tulsa, OK DMA 60 KJRH Phoenix, AZ DMA 12 KNXV Buffalo, NY DMA 52 WKBW Boise, ID DMA 110 KIVI KNIN Radio DMA 100 4 FM Las Vegas, NV DMA 42 KTNV Tucson, AZ DMA 71 KGUN KWBA Radio DMA 62 3 FM 1 AM Omaha, NE DMA 74 KMTV Radio DMA 75 4 FM 1 AM Milwaukee, WI DMA 34 WTMJ Radio DMA 38 1 FM 1 AM Nashville, TN DMA 29 WTVF Twin Falls, ID DMA 192 KSAW-LD Lansing, MI DMA 115 WSYM Ft. Myers – Naples, FL DMA 62 WFTX Wichita, KS Radio DMA 101 3 FM 1 AM Springfield, MO Radio DMA 22 4 FM 1 AM Knoxville, TN Radio DMA 71 4 FM Tulsa, OK Radio DMA 66 4 FM 1 AM Denver, CO DMA 17 KMGH KZCO KZFC Bakersfield, CA DMA 127 KERO KZKC San Diego, CA DMA 28 KGTV KZSD Colorado Springs, CO DMA 89 KZCS Expanded household reach and affiliations; 34 TV stations and 34 radio stations in 27 markets Green Bay-Appleton, WI DMA 70 WGBA WACY Detroit, MI DMA 11 WXYZ WMYD New Scripps Local Media Markets 8

Expanded household reach – new markets for TV original programs Let’s Ask America is syndicated by MGM for nationwide distribution The List runs in 13 Scripps markets RightThisMinute now reaches 85% of U.S. households The Now launched this fall at 4 p.m. in eight Scripps markets 9 Expanded Quality Content

Expanded household reach – new markets for digital content Newsy is a national video news service DecodeDC helps its digital audience better understand Washington 10 Expanded Quality Content Storm Shield is a weather radio mobile app Weathersphere is a top-ranked weather app technology company

Think of radio…  As a high-margin, cash-generating business  As local, differentiated audio entertainment and information  As local brands that belong to us (not networks and syndicators)  As providers of news, talk and information programming that impacts our communities  As amplifiers for TV and digital efforts, especially in combo markets  As fast-moving idea factories  As large developmental sales organizations that bring ideas to the market  As high-profile on-air talent and sports play-by-play The Radio Business 11 Acquiring radio: A deeper dive into markets

12 The Television Business

SCRIPPS
The Television Business

Local television news consumption

Americans' use of local TV and its associated digital properties lead all U.S. media for weekly delivery of local news.


% of Americans Using Each Source in the Past Week - 2014
82%
73%
66%
62%
56%
47%
37%
33%
Local TV news
National network news
Newspapers
24-hour news channels
Radio news organizations
Online-only news sources
Magazines
Newswires

Source: American Press Institute, as reported on americanpressinstitute.org. Among US adults age 18+, survey conducted in January and February 2014.

13

14 The Television Business 1. The Big Bang Theory (CBS) 23.1 million 2. NCIS (CBS) 22.4 million 3. Sunday Night Football (NBC) 21.7 million 4. The Walking Dead (AMC) 18.3 million 5. NCIS: Los Angeles (CBS) 17.9 million 6. The Blacklist (NBC) 16.9 million 7. Person of Interest (CBS) 16.2 million 8. Dancing With the Stars (ABC) 15.5 million 9. Blue Bloods (CBS) 15.2 million 10. The Voice (Monday) (NBC) 14.7 million ________________ TOTAL 181.9 million The primetime viewership of these three news channels combined is 2.5 million Netflix has 36 million subscribers but does not share how many viewers actually watch its shows USA was the top- watched cable channel, with an average of 2.75 million primetime viewers The Big 4 Networks aggregate eyeballs All but one of the top 10 most-watched series are on broadcast TV, and they attract HUGE audiences. Top 10 shows by average viewers

45% 8% 21% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 5-7 a.m. 6-6:30 p.m. 11-11:30 p.m. WKBW/Buffalo: % Rating Growth From July-October 2014 15 Claiming new markets Under Scripps ownership this year, WKBW/Buffalo has experienced significant audience growth starting in Q3. The company’s strategic investment in this legacy station is paying dividends. Source: The Nielsen Company, dates as noted, for WKBW/Buffalo in time periods noted. Percentage change based on weekday household rating Much of Scripps’ focus has been on growing the morning news audience The Television Business

$0 $20 $40 $60 $80 $100 $120 2008: $41 million 2009: $5 million 2010: $48 million 2011: $7 million 2012: $107 million 2013: $4 million 2014: $58 million 16 Political advertising charges ahead Maximizing Political Advertising

17 2012 $31 million 2013 $43 million Nearly 15 million cable households Ramping Up Retrans 2014 ~$55 million 2015 ~$165 million* A slowdown in retrans revenue? Not for us *Annualized; assumes closing of Comcast-Time Warner merger, divestiture of Comcast subs to Charter, and Scripps-Journal merger

18 Our TV station target checklist  Independents that form duopolies  Political states  Network diversity  Market size 10–70  Ability to expand ratings  Growing populations, good economies Our Acquisition Priorities

19  First priority: Use it to serve communities  Favor industry-created marketplace to monetize  Will evaluate opportunities ahead of 2016 auction Scripps has a total of 84 MHz of spectrum Spectrum Value Spectrum opportunity still evolving

20 TAMPA $600 SAN DIEGO $470 FORT MYERS $142 BALTIMORE $518 CINCINNATI $434 DENVER/FT. COLLINS $754 PHOENIX $714 INDIANAPOLIS $506 TULSA $190 KANSAS CITY $451 CLEVELAND $577 DETROIT $897 Borrell Local Digital Ad Revenue 2015 (in Millions) Researched and Built Model by Market Diving Deep with Digital Billions in digital dollars are available in our markets GREEN BAY $203 TUCSON $150 OMAHA $273 NASHVILLE $367 MILWAUKEE $466 LAS VEGAS $310

21 Our spending on digital falls into two categories Digital sales organization: 50% Digital Investment - 2014 Local & national content products such as WCPO.com Newsy Storm Shield Weathersphere: 50%

22 Our investments include experimenting with new strategies…  In-depth reporting well beyond traditional TV station Web news  Subscriber model with unique meter strategy New Digital Strategies

23 Financial Overview

24 Priorities  Maintain sufficient liquidity and financial flexibility  Strong track record of maintaining conservative leverage  Conservative cash-on-cash investors  Continue share repurchases after deal while staying within leverage guidelines  $60 million special dividend related to Journal merger; no current plans for a regular dividend; reviewed with board regularly Financial Overview

25 Segment profit distribution Two-year blended Newspapers: (18%) Broadcast: (82%) Financial Overview Broadcast: (96%) Radio: (4%) Existing Scripps Scripps, post-merger

26 Uses of capital, 2012-2014 update Share Repurchase Program:  $100 million was authorized in November 2012 and another $100 million in May 2014  Program suspended until merger closes. $105 million remains  Through Q2 2014, $95 million had been spent to acquire 6.2 million shares  Average purchase price of $17.93 in 2014 Acquisitions = About $350 million  McGraw Hill – 4 ABCs; 5 Aztecas  Granite – 1 ABC; 1 MyNetwork to form Detroit duopoly  Newsy – mobile video news service  Weathersphere – top-ranking paid weather app company Financial Overview

27 To summarize …  Great brands in local markets  Rising margins in core business: television  Aggressive digital strategy, focused on reshaping local markets  Significant financial flexibility Financial Overview

28 Going forward …  Finalize ABC affiliate agreement  Close Journal transaction  Integrate Journal operations  Roll out digital and programming strategies to Journal markets  Continue to seek smart acquisitions in television and digital  Gear up for 2016 cash flow: non-incumbent presidential election spending plus double-digit retrans growth What’s Ahead

The E.W. Scripps Co. Give light and the people will find their own way THE E.W. SCRIPPS COMPANY